Willkommen

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000. BOA Payroll- 1767	100.00
1001. Change Fund	780.32
1010. BAY AREA COLLECTIVE First Republic (3668)	0.00
1011. BOA Revenue- 1712	-1,515.09
1012. BOA Saved for Taxes and SF Health- 4933	0.60
1013. Chase Bank	2,186.02
Gusto Payroll Clearing Account	0.00
Total Bank Accounts	**$1,551.85**
Accounts Receivable	
1200. Accounts Receivable	1,980.61
Total Accounts Receivable	**$1,980.61**
Other Current Assets	
1300. Loan Receivable- Black Hammer Brewing	0.00
1350. Merchant Service- Square	8,584.80
1500. Prepaid Online	
1503. Caviar	0.00
Total 1500. Prepaid Online	**0.00**
Due from Raging Bull LLC	0.00
Total Other Current Assets	**$8,584.80**
Total Current Assets	**$12,117.26**
Fixed Assets	
1600. Fixed Assets	
1620. Machinery & Equipment	52,776.41
1630. Furniture & Fixtures	512.05
1640. Leasehold Improvements	468,208.35
1650. Restaurant Equipment	2,138.00
Total 1600. Fixed Assets	**523,634.81**
Total Fixed Assets	**$523,634.81**
TOTAL ASSETS	**$535,752.07**

Willkommen

BALANCE SHEET
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000. Accounts Payable (A/P)	98,235.89
** Total Accounts Payable**	**$98,235.89**
Credit Cards	
2100. Corp Account- Business 5993	-41,918.31
2101. BOA Credit Card 0391	42,189.78
2102. BOA Credit Card 2898	8,002.11
** Total 2100. Corp Account- Business 5993**	**8,273.58**
2103. B of A -4842	380.00
** Total Credit Cards**	**$8,653.58**
Other Current Liabilities	
2400. Other Current Liabilities	
2401. Gift Certificates Payable	4,566.74
2402. Payroll Tax Liabilities	0.00
2403. Sales Tax Payable	4,992.72
2404. Tips Payable	2,462.87
2405. Payroll Clearing	0.00
** Total 2400. Other Current Liabilities**	**12,022.33**
2500. Loan Payable	
2501. Kingston Wu Loan Payable	0.00
2502. Lease Incentive Liablity	69,719.00
2503. Loan from Black Hammer Brewing	50,232.90
2504. Loan from James Furman	7,500.00
** Total 2500. Loan Payable**	**127,451.90**
** Total Other Current Liabilities**	**$139,474.23**
** Total Current Liabilities**	**$246,363.70**
** Total Liabilities**	**$246,363.70**
Equity	
3000. Investors	0.00
3010. Daniel Johnson Investment	10,000.00
3020. Proof Positive Investments	250,000.00
** Total 3000. Investors**	**260,000.00**
Retained Earnings	-64,131.15
Net Income	93,519.52
** Total Equity**	**$289,388.37**
TOTAL LIABILITIES AND EQUITY	**$535,752.07**